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14040392

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68884

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/31/12 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Structura Group, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

344 North Old Woodward Ave, Suite 303
(No. and Street)

Birmingham (City) MI (State) 48304 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Price (248) 792 2602
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP
(Name – *if individual, state last, first, middle name*)

27725 Stansbury Blvd, Suite 210 (Address) Farmington Hills (City) MI (State) 48334 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 17 2014
REGISTRATIONS BRANCH
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Price, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Structura Group, Ltd., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer

Title

KIMBERLY HODSON
NOTARY PUBLIC – MICHIGAN
MACOMB COUNTY
ACTING IN THE COUNTY OF Oakland
MY COMMISSION EXPIRES 02/13/2015

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STRUCTURA GROUP, LTD.

FINANCIAL STATEMENTS

Year ended December 31, 2013

STRUCTURA GROUP, LTD.

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Stockholders
Structura Group, Ltd.

We have audited the accompanying financial statements of Structura Group, Ltd. (the "Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income and retained earnings, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on theses financial statements based on our audit. We conducted our audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant account estimates made by management, as well as evaluating the overall presentation of the financial statements.

To the Stockholders
Structura Group, Ltd.
Page Two

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Structura Group, Ltd. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matters

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information included in this report on page 8 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on page 8 has been subjected to auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on page 8 is fairly stated in all material respects in relation to the financial statements as a whole.

UHY LLP

Farmington Hills, Michigan
February 24, 2014

STRUCTURA GROUP, LTD.
STATEMENT OF FINANCIAL CONDITION
December 31, 2013

ASSETS	
CURRENT ASSETS	
Cash	$ 182,335
Prepaid expenses	10,651
TOTAL CURRENT ASSETS	192,986
PROPERTY AND EQUIPMENT	
Computer equipment	4,247
Furniture and fixtures	19,543
Office electronics	4,867
	28,657
Less accumulated depreciation	(7,181)
	21,476
OTHER ASSETS - DEPOSIT	5,194
TOTAL ASSETS	$ 219,656
LIABILITIES AND STOCKHOLDERS' EQUITY	
STOCKHOLDERS' EQUITY	
Common Stock	$ -
Retained Earnings	219,656
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 219,656

See notes to financial statements.

STRUCTURA GROUP, LTD.
STATEMENT OF INCOME AND RETAINED EARNINGS
December 31, 2013

SALES	$	211,799
OPERATING EXPENSES		157,089
NET INCOME		54,710
BEGINNING RETAINED EARNINGS		164,946
ENDING RETAINED EARNINGS	$	219,656

See notes to the financial statements.

STRUCTURA GROUP, LTD.
STATEMENT OF CASH FLOWS
December 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income		
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$	54,710
(Increase) decrease in:		
Trade accounts receivable		
Prepaid expenses		2,866
NET CASH FROM OPERATING ACTIVITIES		5,900
		(692)
CASH AT BEGINNING OF PERIOD		
		62,784
CASH AT END OF PERIOD		119,551
	$	182,335

STRUCTURA GROUP, LTD.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2013

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Company is a broker-dealer located in Birmingham, Michigan and is registered as a broker-dealer under Section 15(b) of the Securities Exchange Act of 1934 and engaged in non-securities related mergers and acquisitions of businesses, specifically:

A. Mergers and acquisition advisory services.

B. Structuring private securities offerings and the sale of private placement securities as part of primary offerings. The firm operates pursuant to Sec Rule 15(c) 3-3(k)92) (i) under the customer protection rule and does not hold customer funds or safe keeps customer securities. The Company does not hold any client money in its bank accounts or in escrow.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures. Actual results could differ from those estimates.

Trade Accounts Receivable

Trade accounts receivable are stated at the amount management expects to collect from balances outstanding at year-end. Based on management's assessment of the credit history with customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year-end are immaterial.

Cash and Cash Equivalents

At various times during the fiscal year, the Company's cash in bank balances exceeded the federally insured limits. Management has deemed this as a normal business risk.

Revenue Recognition

The Company receives commissions and consulting fees as compensation for its mergers and acquisition advisory services and placement of private securities offerings. Commission and consulting fee revenues and related expenses are recorded as earned.

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Tax

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

The Company follows the provisions of Income Taxes Topic of the FASB Accounting Standards Codification ("ASC"). As a result the Company applies a more-likely-than not recognition threshold for all tax uncertainties. Generally accepted accounting principles only allow the recognition of those tax benefits that have a greater than fifty percent likelihood of being sustained upon examination by the taxing authorities. The Company's management has reviewed the Company's tax positions and determined there were no outstanding, or retroactive tax positions that would not be sustained upon examination by the taxing authorities, therefore the implementation of this standard has not had a material effect on the Company. Based on its evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements.

The U.S. Federal and State of Michigan income tax returns prior to 2010 are closed under the 3 year statute of limitations and no Federal income tax returns are currently under examination by the Internal Revenue Service.

NOTE 2 – PROPERTY AND EQUIPMENT

Property and equipment are carried at cost. Depreciation of property and equipment is provided using the straight-line method for financial reporting purposes at rates based on the following estimated useful lives:

Office Electronics	10 Years
Computer and Software	10 Years
Furniture and Fixtures	10 Years

Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charges to expense as incurred.

NOTE 3 – CAPITAL STOCK

The Company has Authorized 60,000 shares at no par value.

The Company has 1,000 shares issued and outstanding as of December 31, 2013.

NOTE 4 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2013 the Company received 88% of its revenue from a related party through common ownership for consulting services rendered.

NOTE 5 – LEASING ARRANGEMENTS

The Company, as of December 31, 2013, has a lease with an unrelated party with a 3 year term that commenced April 1, 2011. The option to renew this lease for 3 years through March 31, 2017 has been exercised. The lease agreement contains escalating rental rates which are accounted for on a straight-line basis. Payments in the current year totaled $ 33,551 for this space. Minimum future rental payments under this lease are as follows:

December 31, 2014	$34,736
December 31, 2015	$35,583
December 31, 2016	$36,260
December 31, 2017	$9,108
Total Minimum payments required	$115,687

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform Net Capital Rule (SEC Rule 15c 3-1) which requires the maintenance of minimum net capital of 6-2/3% of aggregate indebtedness but not less than $5,000 and that the ratios of aggregate indebtedness to net capital as defined shall not exceed 15 to 1. At December 31, 2013 the Company had net capital as defined of approximately $182,335 which was approximately $177,335 in excess of its minimum required net capital of $5,000 at December 31, 2013. The Company's ratio of aggregate indebtedness to net capital was 0 to 1 at December 31, 2013.

NOTE 7 – SUBSEQUENT EVENTS

The company has performed a review of events subsequent to December 31, 2013 through February 24, 2014 the date the financial statements were available to be issued.

SCHEDULE 1
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
STRUCTURA GROUP, LTD.
December 31, 2013

NET CAPITAL	
Total Equity Qualified for Net Capital	$ 219,656
DEDUCTIONS AND/OR CHARGES	
Non-Allowable Assets:	
Furniture/Fixture/Equipment	(21,476)
Deposit	(5,194)
Prepaid Expenses	(10,651)
TOTAL NON-ALLOWABLE ASSETS	(37,321)
NET CAPITAL BEFORE HAIRCUTS	182,335
HAIRCUTS	-
NET CAPITAL	182,335
MINIMUM NET CAPITAL REQUIREMENT	5,000
EXCESS NET CAPITAL	$ 177,335

Note: There are no material differenceS between the Company's computation of net capital as filed in Part II A, Quarterly 17a-5(a) Focus Report, and the above schedules as of December 31, 2013

UHY LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholders
Structura Group, Ltd.

In planning and performing our audit of the financial statements of Structura Group, Ltd. (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design of operation of control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on timely basis. A significant deficiency is deficiency, or combination of deficiencies, in internal control that is less severe than material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is reasonable possibility that material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

To the Stockholders
Structura Group, Ltd.
Page Three

This report is intended solely for the information and use of the Stockholders, management, the SEC, the Financial Industry Regulatory Authority, Inc. ("FINRA"), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

Farmington Hills, Michigan
February 24, 2014

UHY LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholders
Structura Group, Ltd.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by Structura Group, Ltd. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Structura Group, Ltd.'s compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7"). Structura Group, Ltd's management is responsible for Structura Group, Ltd's compliance with those requirements. This agreed-upon procedures engagement was conducted with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (cash disbursements journal) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

To the Stockholders
Structura Group, Ltd.
Page Two

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

UHY LLP

Farmington Hills, Michigan
February 24, 2014